Mail Stop 3561

I. Joseph Massoud
Chief Executive Officer
Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Second Floor
Westport, CT 06880

> **Re:** **Compass Diversified Trust**
> **Form S-1**
> **Filed December 14, 2005**
> **File No. 333-130326**

Dear Mr. Massoud:

We have reviewed your filings and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement, Management Services Agreement, Put Agreement and your charter documents. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3.   Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

4.   We note the growth estimate data, market share and other figures cited throughout the document, such as those provided by Staffing Industry Analysts, Inc., the American Staffing Association, the Sporting Goods Manufacturers Association International, Custer Consulting Group. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

5.   To focus investors on the most salient points throughout your prospectus, we encourage you to remove all repetitive disclosure. For example, you unnecessarily repeat disclose about the contemporaneous private placement investment of Compass Group Investments, Inc. and Pharos I LLC.

6.   Explain to us, in detail, why you did not include the historical financial statements of CGI in your Form S-1. Please include in your response summarized historic balance sheets and income statements of CGI for the past three years.

Prospectus Summary, page 1

7.   As currently drafted at eleven pages, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your Business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled Market

Opportunity on page 3 and Strategy on pages 4 through 7. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

8.   After you reduce the summary, please revise the overview at the beginning of your prospectus summary to disclose very briefly the following information:

- You are organized as a Delaware statutory trust and a Delaware limited liability company and investors in this offering will have rights and you will owe them fiduciary duties that differ from those in a Delaware corporation.
- You are acquiring the four initial businesses from affiliates of Compass Group, Investments, disclosing the total dollar amount of consideration being paid and their capital gain on their investment in these entities.
- Mr. Massoud's control and interest in the various entities involved in the offering;
- Investors in this offering will be taxed under complex partnership taxation regulations, even if earnings are not distributed as dividends. Investors in this offering will only be able to receive dividends after you pay management fees and other fees to Compass Group Investments and its affiliates pursuant to several complicated agreements that investors should consider carefully before investing in this offering.
- If the management services agreement is terminated, Compass Group Investment affiliates have the right to put their holdings in the businesses to the company and receive a payment of $ ___.

Our Proposed Organizational Structure, page 2

9.   Please revise to move this organizational chart to follow the base summary, which currently ends at page 11. Also revise the organizational chart to disclose clearly the relationship with Compass Group Investments, Pharos, and their affiliates and to disclose clearly at what entity level investors in this offering will hold equity and voting interests. Also disclose clearly that your chief executive officer, Mr. Massoud, owns and controls Pharos. In this regard, we note your disclosure in note (5) on page 176.

Our Manager, page 3

10.   Disclose clearly and briefly who controls Compass Group Management LLC. Also briefly quantify the amount of the management fee and the profit allocation that you will pay to Compass Group Management.

The Offering, page 12

11.   Please disclose clearly that the number of shares being offered represents __% of your shares outstanding and __% of your voting power. In this regard, disclose briefly the extent to which Compass Group Management LLC and Compass Group Investments and

its affiliates will control your operations and disclose how that control relates to shareholders' voting power.

12.   We note your disclosure under "Shares of the trust." Revise to clarify throughout this subsection whether your discussion includes management interests in the trust.

Risk Factors, page 18

13.   Many of your risk factors are too long, too vague, too generic, too repetitive or bundle multiple risks under one risk factor. Meaningful risk factor disclosure should clearly present adequate, but not excessive, non-repetitive detail about distinct risks to your company or your offering. For example, please revise the following risk factors:

- "We may be unable to remove our manager …," page 18. This risk factor bundles together multiple distinct risks including the risk that you may not be able to remove your manager for poor performance, the risk that terminating the management services agreement may trigger undesirable put rights and the risk that you will have to change your name if you terminate your manager. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading and tailor the risks to your circumstances.
- "Our manager relies on key personnel …," page 19. This risk factor repeats disclosure that you are dependent on key personnel that you also disclose on page 28 under "Our businesses are and may be, dependent on certain key personnel …," on page 29 under "The operations and research and development of some of our businesses' services and technology depend on the collective experience of their technical employees," and on page 35 under "CBS Personnel's business depends its ability to attract and retain qualified employees." Please revise to combine and reduce repetitive disclosure.
- "We face competition for acquisitions of businesses," page 23. This risk factor is too vague in that you do not present sufficient, but not excessive, information for investors to assess the magnitude of the risk. Please revise accordingly. As currently drafted, this risk factor is also generic in that it could apply to any company. Please revise to clearly explain how each risk applies to your industry, company, or offering. Additionally, please revise the bodies of this and your other risk factors so that the bodies of the risk factors explain how the risk described in the caption may occur and avoid the generic conclusion that the risks "may materially harm our operations" or that your operations "may be materially and adversely affected."

- "Our results of operations may vary from quarter to quarter," page 27. This risk factor is also too vague and generic. Additionally, it repeats disclosure related to general economic conditions and business cycles that you also disclose on page 27 under "Our businesses are or may be vulnerable to economic fluctuations," on page 33 under "Our businesses are subject to certain risks associated with their foreign operations," on page 35 under "Any significant economic downturn could result in clients of CBS Personnel using fewer temporary employees," and on page 41 under "Silvue derives a significant portion of their revenue from the eyewear industry. Any economic downturn …."
- You also provide repetitive disclosure that you are subject to risks due to government regulations on pages 27, 32, 33, 36 and 37. Many of the repetitive references to risks due to regulations are also too vague to evaluate. Please revise accordingly.

Although we provide specific examples, you should generally revise your risk factors to reduce the amount of repetition and to provide sufficient specific non-generic detail for investors to evaluate the risks.

Risks Related to Our Business and Structure, page 18

Our manager and its affiliates, including members of
our management team, may engage…, page 19

14.   If true, indicate whether the manager or any of its affiliates are involved in other businesses that currently compete with any of the company's four businesses.

We must pay our manager the management fee regardless of our performance, page 20

15.   Remove the mitigating language from this risk factor. Furthermore, revise to make clear that your board of directors will have no oversight over the level of compensation paid to your CEO because the CEO as sole and controlling member of the Manager will be able to determine the amount of fees paid to the Manager that will be paid through to him.

The company's board of directors will have the power to change
the terms of our shares …, page 21

16.   Please revise under Description of Shares at page 184 to provide sufficient detail to evaluate this risk. Your disclosure as currently drafted does not adequately highlight the board's ability to change the terms of the shares, for example by identifying the terms they may change, or adequately highlight the fiduciary duties you have reduced or eliminated.

CGI may exercise significant influence over the company, page 22

17.   In light of CGI's significant equity ownership and overlapping management, it would seem that CGI <u>will</u> (as opposed to may) exercise significant influence over the company. Please revise accordingly. Similarly, replace "may" with "will" throughout your prospectus when discussing something that is more than likely to be true.

The terms of the stock purchase agreement with respect to our initial businesses…, page 23

18.   Tell us in your response letter why you consider the terms of CGI's and Pharos' private placement purchase a potential risk when each will be purchasing shares at the IPO price.

We face risks with respect to future acquisitions …, page 24

19.   This risk factor is vague and does not provide sufficient specific detail to evaluate the risk. It also repeats vague statements that you may not be able to integrate businesses, that the businesses may not achieve desired returns or expected results, that you may lose key personnel and that acquisitions may disrupt operations and divert management's attention. Please revise to clarify the risk with more specific detail and less generic repetition.

Our audited financial statements will not include meaningful comparisons…, page 25 and We may not be able to complete our consolidated financial statements…, page 25

20.   Move these two risk factors to the forefront of this section.

All of the company's income could be subject to an entity-level tax
in the United States…, page 26

21.   We note your statement that tax counsel has relied upon the "factual representation" that "more than 90% of the company's gross income will be qualifying income" within the meaning of the Tax Code. Please note that this is not a factual representation but a legal conclusion. Please revise here and in your tax section to make clear that the company has represented the type and amount of income that it will receive from operations (e.g. dividends, distributions, etc.) and based upon that information counsel has opined that over 90% of the company's anticipated income will be "qualifying income." Furthermore, there is not enough information for investors to evaluate the likelihood of this risk materializing. Revise to focus more on why there is a chance that income generated by the company may not be passive in nature.

Defects in the products that Advanced Circuits produces for their customers,… page 40

22.   We note the disclosure on page 151 indicating the industries served by Advanced Circuits. If Advanced Circuits has significant customers in fields with high potential for liability (e.g. security, medical devices, etc.), you should highlight this in this risk factor.

The continued trend of technology companies moving their operations offshore…, page 41

23.   Clarify that the reason there is a competitive risk from other technology companies moving their manufacturing operations offshore is because Advanced Circuits manufactures its products in the U.S.

Dilution

24.   Please revise to provide the disclosure required by Item 6 of Form S-1 and Item 506 of Regulation S-K.

Use of Proceeds, page 46

25.   Revise to clarify that you will use proceeds from this offering to pay dividends and bonuses to management and prior shareholders of your subsidiaries. In this regard, we note your disclosure at the bottom of page 50.

26.   Since the loans to the initial businesses will be intercompany transactions that will be eliminated in consolidation, please revise your characterizations of the loans to clarify that the proceeds will be used to repay debt rather than refinance debt.

27.   Refer to footnote (3) on page 47. We note that the Company will make a capitalization loan of $32.8 million to CBS Personnel, which you characterize as a part of the purchase price of equity interests in CBS Personnel. If the cash will remain within the consolidated entity, we would not consider it to be a part of the purchase consideration. Please revise your disclosure or explain to us and disclose in greater detail the nature of this loan and why it is considered part of the purchase price of the equity interests.

The Acquisitions of and Loans to Our Initial Businesses, page 49

28.   You provide several lengthy and repetitive discussions of the acquisitions of your initial businesses, your intra-group loans, the implications of using alternative corporate forms in your corporate structure and the management agreement and related agreements with Compass Group Investments and its affiliates. Examples include the disclosure:

● in the Prospectus Summary at pages 10-11;
● under Acquisitions of and Loans to Our Initial Businesses at page 49;

- in the introductory paragraphs to the Pro Forma Condensed Combined Financial Statements at page 59-60;
- in Management's Discussion and Analysis at pages 78-79 and 83-84;
- in the Business discussion at pages 126-127;
- under Our Relationship with our Manager at page 171 and Management Services Agreement at 172-175; and
- under Certain Relationships and Related Party Transactions at pages 178-183.

The volume of repetition makes it difficult to evaluate which aspects of these transactions and relationships are most important to investors in this offering. To assist investors in evaluating your business, please revise to combine the bulk of this disclosure in one location in the prospectus and reduce the amount of repetition elsewhere.

29. You make several statements that "we" will use proceeds from this offering "to acquire controlling interests in our initial businesses in a transaction for cash from the sellers" and "to make loans to each of our initial businesses." On page 1, you state that "we" "refer[s] to the trust and the company and the initial businesses together." This appears to mean that the initial businesses will make loans to themselves with proceeds from this offering. Please revise here and elsewhere to clarify these and similar statements and to disclose in everyday language with fewer defined terms how these transactions are material to investors. For example, revise your statement in Management's Discussion and Analysis on page 83 under Financial Condition, Liquidity and Capital Resources, that "we will generate cash from the receipt of interests and principal on the inter-company loans in addition to any dividends received from the businesses." Revise to clarify in everyday language, with fewer defined terms, what cash flows will flow to and from which entities and clarify how this is relevant to investors in this offering.

30. Please revise to provide more detail about the material terms of the shareholder agreements and to explain how the drag-along rights operate.

31. Also revise to disclose why you plan to amend the shareholder agreements regarding Crosman, Advanced Circuits, and Silvue, but not CBS Personnel, to allow you to pledge your controlling interest in the subsidiaries as collateral for loans to Compass Group Diversified Holdings. File the shareholder agreements as exhibits. See Item 601(b)(10) of Regulation S-K. Additionally revise the list of agreements at page 180 to disclose these shareholder agreements.

32. Please revise to clarify the statement on page 53 that you will "acquire approximately 85.7% on a primary basis of the equity of Advanced Circuits" and similar statements elsewhere so that the disclosure is clear from its context as to what "on a primary basis" means.

Condensed Combined Pro Forma Financial Statements, page 59

33.   We are considering your proposed accounting treatment for the merger of Compass
        Diversified Trust and Compass Group Diversified Holdings LLC with the initial
        businesses as purchase business combinations, as you have reflected in your pro forma
        financial information. Please respond to the following comments on a supplemental
        basis, and expand your disclosures within Management's Discussion and Analysis, the
        pro forma financial statements, the historical financial statements, and elsewhere in the
        Filing as appropriate so that the interrelationship among the entities involved, your
        accounting treatment, and the basis for that accounting treatment are wholly transparent
        to investors. Include in your response references to authoritative literature where
        appropriate. We may have additional comments based on your responses.

        • Explain why you have structured the formation transactions of the registrant to
          include post offering acquisitions of the initial businesses rather than as
          reorganization by CGI of the initial businesses into a holding company structure prior
          to its initial public offering.
        • Explain why you will not account for the merger of the CGI subsidiaries into the
          Company as a reorganization of entities under common control. Identify for us the
          owners and their ownership percentages in each entity involved, including your
          manager. Also, describe any contractual arrangements that enable any party to
          control any of the entities involved.
        • Explain to us the historical relationship between the Compass Group and CGI.
          Explain the ability of either party to control or influence the decision making of the
          other.
        • In the first paragraph on page 3 you disclose, "[o]ur management team, while
          working for a subsidiary of CGI, acquired our initial businesses and has overseen
          their operations prior to this offering." Indicate the total amount consideration paid
          by your management team for each acquired business, the form of consideration, and
          the date of consummation. Contrast for us the values paid by management with the
          value of the consideration that will be paid in the pending acquisitions.
        • We note in the last paragraph under Note A on page F-9 that CGI has agreed to
          provide financial support to the Company until the consummation of the IPO.
          Explain to us CGI's reasons for doing this and how this agreement was negotiated.
        • Tell us and disclose if The Compass Group, Mr. Massoud, or any employees of
          Compass Group Management LLC will continue to provide management services to
          CGI.
        • Explain the history of the events that led to this transaction, including the negotiations
          between the CGI and the buyer, CGI's reason(s) for the entering into the transactions,
          and the extent and nature of its search for a buyer.
        • Indicate the value and the nature of the consideration paid by your manager for its
          "management interest" in Compass Group Diversified Holdings LLC.

- Compare the value paid by the manager for its "management interest" in Compass Group Diversified Holdings LLC on a per share basis to the offering price per share and explain the reasons for any differences.
- Indicate the value of the consideration to be paid by CGI for its non-managing member interest in Compass Group Management LLC and the percentage voting interest it will own.

Pro Forma Condensed Combined Balance Sheet as of September 30, 2005, page 61

34.   Please revise your pro forma balance sheet presentation to present the registrant in the first column, and then in separate columns present the impact of the offering on a gross basis, followed by the balance sheets of the businesses to be acquired, your purchase accounting adjustments, and your total column.

35.   Please disclose in Note 2 the total values assigned to acquired assets and liabilities in your purchase accounting for the various businesses you will acquire. Also describe the nature the various intangible assets acquired.

36.   Please disclose your assumptions and methodologies utilized when valuing the acquired assets and liabilities of each entity and advise us.

37.   Provide pro forma adjustments to give effect to the acquisition of CBS Personnel and Advanced Circuits on a fully diluted basis or advise us.

38.   Refer to Note 1.11. Disclose the assumptions and calculations utilized in arriving at the pro forma adjustment of $18.8 million to minority interests.

Pro Forma Condensed Combined Statements of Operations for
the Year Ended December 31, 2004 and for
the Nine-month Period Ended September 30, 2005, page 62

39.   Refer to footnotes 5, 6 and 7 on page 66. Advise us and disclose the assumptions and calculations utilized in arriving at the pro forma adjustments to new Management Fee, Provision for income taxes and Minority interest in income of subsidiary. Also, clarify in footnote 5 if this adjustment represents the total management fee or an increase to the amount incurred on a historical basis. If it is an adjustment, please also disclose the total management fee amounts.

40.   Please expand Note 3 to fully disclose your calculations of the pro forma net income per share.

Selected Financial Data, page 73

41.   We note your presentation of the selected financial data of CBS personnel, Crosman, Advanced Circuits and Silvue for the last two or three fiscal years. In accordance with Item 302 of Regulation S-K, you should provide selected financial data for CBS personnel, Crosman, Advanced Circuits and Silvue for each of the last five fiscal years. As such, please revise or advise us.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 78

Overview, page 78

42.   Much of the disclosure in your Overview discussions, as currently drafted, simply repeats information disclosed elsewhere. For example:

- Much of the CBS Personnel Overview on page 85 is repeated at pages 127-128 and in the Prospectus Summary at pages 7-8.
- Much of the Crosman Overview on page 94 is repeated at pages 136-137 and in the Prospectus Summary at page 8.
- Much of the Advanced Circuits Overview on pages 103-104 is repeated at pages 145-146 and in the Prospectus Summary at pages 8-9.
- Much of the Silvue Overview on pages 111-112 is repeated at page 155 and in the Prospectus Summary at page 9.

Overviews and summaries should not simply repeat material disclosed later in the Business discussion. Please revise these Overview discussions in your Management's Discussion and Analysis to replace the repetitive matter with balanced, non-generic, executive-level discussions that identify the most important matters on (on a current and going-forward basis) for investors to consider in evaluating your financial condition and operating results, both overall and with respect to the individual businesses. For example, we encourage you to focus the discussion on acquisitions, potential new markets and obstacles for growth for each business in order to provide insight into managements' operational plans and strategies.

Although we provide specific examples and comments, we believe you should generally revise the overview portion of your Management's Discussion and Analysis and consider the guidance in Section III.A of SEC Release No. 33-8350 (December 19, 2003), which is available on our web site at http://www.sec.gov/rules/interp/33-8350.htm.

43.   Please provide a comprehensive, forward-looking discussion of the impact of the Management Services agreement, LLC agreement and the supplemental put agreement with your manager, on your financial condition and results of operations, and earning trends etc. This discussion should describe in sufficient detail the functioning of these arrangements, including how the related management fee, profit allocation, and the management interests' put price are calculated and how they will affect your financial condition and earnings. Refer to Item 303 of Regulation S-K.

Critical Accounting Policies, page 79

44.   Please revise to address more specifically why your accounting estimates or assumptions bear the risk of change. Your disclosure as currently drafted is generic and does not sufficiently identify the sources of uncertainty. See Section V of SEC Release No. 33-8350.

Allowance for Doubtful Accounts, page 81

45.   To provide context so that investors can evaluate the significance of this disclosure, please revise to discuss what percentage of revenues they represent. Also, since you present figures for several businesses, consider presenting the information in tabular format rather than as a narrative list. See Section III.A of SEC Release No. 33-8350. Additionally, for figures such as the allowances for doubtful accounts that you discuss for each of your subsidiaries separately on page 81, revise to discuss what percentages these represent of the associated accounts receivable and provide a discussion and analysis of any known trends in these figures over a representative period. Revise similar disclosure elsewhere as appropriate.

Financial Condition, Liquidity and Capital Resources, page 83

46.   Please revise your statement that "we will generate cash from the receipt of interests and principal on the inter-company loans in addition to any dividends received from the businesses" so that if presents enough specific and non-generic, but not overwhelming, detail for investors to evaluate the key features of the intra-group payments. Further detail should be provided in the revised and combined disclosure you should provide, outside the overview, regarding your intra-group loans and corporate structure.

Dividend and Distribution Policy, page 83

47.   Revise to clarify your statement that you intend "pay out as distributions to our shareholders the majority of cash resulting from the ordinary operation of our businesses," by disclosing clearly how this intention will be constrained by your obligations to pay management fees and profit allocations to Compass Group

Management. Also briefly disclose how this policy relates to the cash sweep obligations under the loans to your operating subsidiaries.

Contractual Obligations, page 83

48.   We note the disclosure about potential transaction service agreements between the company's operating subsidiaries and the manager. Provide more detail on the types of services that may be performed and clarify whether the company's independent board members will pre-approve the performance of the services and amount of payment.

49.   Refer to the seventh paragraph of the Contractual Obligations section on page 84. You state that "[o]ur manager will contract for the performance of transaction services on an arm's-length basis …" Note that transactions with a related party should not be represented as arm's length unless that statement can be substantiated. Please remove such representation here, and elsewhere in the filing, or advise us.

CBS Personnel, page 85

50.   Revise to provide supporting detail for your statements here and elsewhere that you are a "leading provider of temporary staffing services" and your references to "dominant market share" and more clearly identify the geographic markets in which you operate. Also revise to clarify in everyday language with specific non-generic detail what you mean by your statements that you "provide [your] clients with a comprehensive solution to their human resources needs." In your revisions, please provide high-level non-generic disclosure in the overviews and consider whether the revised disclosure with supporting detail should be moved into your Business discussion to avoid unnecessary repetition. As appropriate, similarly revise statements that each of your four businesses is a "leading provider" of "solutions" in Management's Discussion and Analysis and the Business discussions beginning at page 127.

Nine Months Ended September 30, 2005 Compared to
Nine Months Ended September 30, 2004, page 86

51.   Much of your disclosure under Results of Operations is merely recitation of changes in line items from the financial statements or vague and terse assertions of the intermediate effects of trends and uncertainties alone, without describing the reasons underlying these effects. Please revise to provide analysis. Additionally, disclose any material effects reasonably likely to result from known trends, commitments and uncertainties. Also provide analysis of the reasons underlying the effects you identify and identify and quantify each material factor that contributes to a change in a reported result. Although we give specific examples below, we believe you should generally revise your Management's Discussion and Analysis and Liquidity and Capital Resources discussions, provide more specific detail, and consider the guidance in SEC Release No. 33-8350.

Revenues, page 86

52.   On page 86, you state that revenues increased "primarily due to both increased demand from new and existing customers and the acquisition of VSP." Provide more detail and analysis to clarify non-generically what the increased demand consisted of and discuss and analyze the reasons underlying this effect. For example, was the increased demand nationwide or in specific markets? Similarly revise your discussions of Revenues on pages 88, 90, and elsewhere in your Management's Discussion and Analysis. Additionally, your overview of this discussion, in the third paragraph on page 85, appears to contain more detail than the discussion itself. Please revise so that the overview is a summary.

Direct cost of revenues, page 86

53.   On page 86, you state that the direct cost of revenues increased "primarily due to the increase in revenues from the increased activity levels and from the acquisition of VSP." Provide more detail regarding what types of activity you are referencing and the underlying reasons for their increase. Similarly revise your discussion of direct cost of revenues at pages 88, 90 and elsewhere in your Management's Discussion and Analysis.

Amortization Expense, page 87

54.   On page 87, you state that amortization expense increased "primarily due to the amortization of intangibles and fixed assets acquired in connection with the acquisition of VSP." Provide more detail regarding the amount of intangibles amortization and the reasons underlying the increase. Also discuss and analyze the consequences of this and expected future effects under the management fees agreement, which provides compensation based on a modified definition of net assets. Similarly revise your discussion of amortization expense at pages 89, 91 and elsewhere in your Management's Discussion and Analysis.

Liquidity and Capital Resources, page 91

55.   Revise to clarify how the historical results you disclose in your discussions of Liquidity and Capital Resources relate to your expected future financial condition, since you will apparently refinance all prior third party debt obligations in connection with this offering.

Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine month ended September 30, 2004, page 92

56.   Much of this discussion is merely recitation of changes in line items. Please generally revise your Liquidity and Capital Resources discussions on pages 92, 102 and elsewhere to provide a discussion and analysis of your liquidity and capital resources that provides more detailed historical information regarding your sources of cash and capital expenditures, clarifies the extent to which you have funded your operations from revenues and external financing and discusses your expenditures on the business activities you disclose elsewhere. See Section IV of See SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures about Market Risk, page 93

57.   Please revise to provide more easily followed reference than "the section entitled '— Other'" for the description of the interest rate swap agreement.

Commitments and Contingencies, page 93

58.   Revise to clarify where you disclose the management fees, profit allocations and any other contractual obligations payable to Compass Group Investments and its affiliates, including those under the offsetting management services agreements that you describe at pages 172-173 and elsewhere.

59.   Also clarify that you are disclosing all contractual obligations required by Item 303(a)(5) of Regulation S-K, not just "significant contractual obligations for the repayment of debt and payment of other contractual obligations."

Crosman, page 94

Overview, page 94

60.   You apparently refer to multiple joint ventures as "GFP" on page 94, as "investee" on page 96, and as "joint venture" on page 114. Please revise in these and other locations as appropriate in everyday language so that each discussion is clear from its context regarding the business entity to which it refers.

Net Sales, page 99

61.   We note your risk factor on page 38 discussing the potential impact of seasonality on the revenues of Crosman. Revise to include a discussion of seasonality on the company's sales throughout the fiscal year.

Advanced Circuits, page 103

62.   We note your statement that "customers often place more emphasis on turnaround time and quality of a customized PCB than on the price." Expand to discuss quantitatively this buying trend on the company's historical and future gross margins.

Cost of Sales, page 105

63.   Identify the "higher margin business" referenced in the second paragraph of this section.

Silvue, page 111

64.   Please revise to provide more discussion and analysis of the expected impact of the Delphi bankruptcy that you disclose in Note E on page F-132. Also consider providing risk factor disclosure.

Net Sales, page 115

65.   Separately quantify the effect of increased coating and application sales.

Business, page 120

66.   You make numerous statements that you are a "leading provider," that you have a "dominant presence," that you have "strong brand equity" and similar statements. In each case, revise your discussion as necessary to clearly characterize those assertions as your beliefs and to substantiate them with supporting data and details. If you cannot support your statements, then you should delete them.

CBS Personnel, page 127

Services, page 129

67.   You use a significant amount of business jargon that makes it difficult to evaluate what specific goods or services you sell and to whom you sell them. Please revise to describe your businesses in everyday language in concrete detail. Examples of statements that you should revise include:

- "complete staffing solution," "comprehensive staffing solution," "human resource solutions," "flexible employee solutions" and other variations on "solution" – describe the services rather than using the generic term "solutions;"
- "client-centric approach," "client-centric service" and variations;
- "cross-sell additional service offerings;"

- "engaging in targeted selling practices to prospective clients to expand the client base;"
- "A key to CBS Personnel's success has been its tenure and density in virtually all of its markets," and variations on "long tenure" and "density;" and
- "Feeding off of its strong employee database, CBS Personnel attracts clients through its reputation as having a strong database," this is circular – describe what features of your database make you competitive.

These are only examples. Generally revise your Business discussion to reduce the level of jargon and to describe what goods and services you sell and to whom you sell them more clearly in everyday language.

Competition, page 133

68. Please revise to discuss competition from your competitors Manpower, Inc., Adecco, S.A., Vedior N.V., Randstad Holding N.V., Kelly Services, Inc., and any other material competitors. Revise to provide the disclosure required by Item 101(c)(1)(x) of Regulation S-K, including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors and your competitive position, if known or reasonably available.

Similarly revise the Competition disclosure for Advanced Circuits at page 152 and include its market share, since you indicate it is a "leading provider of prototype and quick-turn rigid printed circuit boards."

Similarly revise the Competition disclosure for Silvue at page 160 and include its market share, since you indicate it is a "a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets."

Advanced Circuits, page 145

69. You use a number of technical terms here and in your discussion of Silvue beginning at page 155 that may not be familiar to investors. Please revise to describe these more clearly in everyday language so that your discussion will be clear from its context. Examples include:

- "rigid PCBs"
- "consumable PCBs"
- "High-end commercial equipment," "other electronic products" and "low- and mid-technology products" on page 148. These references are not specific enough to evaluate.
- "suspended particles of nano materials"

- "refractive index matching." This is a helpfully specific term, but you should also explain its meaning and significance in everyday language.

Industry, page 146

70.   You make several references to competitive threats from Asian suppliers. Consider providing risk factor disclosure. Also consider clarifying these references to Asian competition by disclosing how they relate to your Asian operations.

Products and Services, page 148

71.   The description of the three categories of goods and services on pages 148-149 repeats disclosure on page 147. Please revise to make your disclosure less repetitive to provide appropriate emphasis to each aspect of your business. Similarly revise your discussion of Silvue beginning at page 155, which contains several repetitive discussions of damage resistance, abrasion resistance, anti-fog properties and non-stick qualities as well as other items.

Silvue, page 155

Industry, page 155

72.   Please revise to disclose your basis for stating that Silvue is "a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets." In this regard, we note that you have referenced third-party sources to support such statements for each of your three other businesses at pages 129, 137 and 146.

Customers, page 159

73.   Revise to identify the customer that represented 11.4% of 2004 net sales.

Management, page 164

Compensation of Named Executive Officers, page 168

74.   Revise to provide compensation information through 12/31/05 for Mr. Bottiglieri. Revise to clarify that because Mr. Massoud is the sole and managing member of the Manager, Mr. Massoud's management fee is supplemented by receipt of all payments made to the Manager by the company pursuant to the management services contract. On a going forward basis in your periodic reports, provide an aggregate total of all payments (cash and otherwise) made to Mr. Massoud in your related parties transaction section.

Our Relationship with our Manager, page 171

75.   You refer to offsetting management services agreements and transaction services agreements and you state that "some of the material terms relating thereto, are discussed in more detail in the sections entitled 'Management Services Agreement' and 'Description of Shares'." Revise to clarify that you have disclosed all of the material terms relating to these agreements.

Management Services Agreement, page 172

76.   You use multiple defined terms such as "our businesses" and "the managed subsidiaries" to refer to your operating subsidiaries, and you redefine them in different sections of your prospectus. To make your disclosure more understandable, revise to refer directly to the subsidiaries and reduce your use of multiple defined terms to refer to the same entities.

77.   Your descriptions of the management services, offsetting management services and transaction services that Compass Group Investments and its affiliates will provide and for which they will be compensated and reimbursed indicate that there is a risk that these compensation arrangements will significantly reduce the amount of funds available for distributions to investors in this offering. Please revise to disclose this risk clearly in a risk factor.

78.   Clarify under what circumstances (your reference to "certain circumstances is too vague), your manager will have to obtain the approval and authorization of the company's board of directors prior to performing such services.

Offsetting Management Services Agreements, page 172

79.   Your description of the offsetting management services agreements indicates that fees under these agreements may be larger than the fees under the management services agreement, and therefore Compass Group Management, Compass Group Investments and their affiliates would receive management fees exceeding the 2% that you disclose (although there is an offset provision, there does not appear to be a cap on the amount of these fees so they could exceed the 2% management fee). Revise to disclose this more clearly and include a risk factor clearly disclosing the risk that this poses to investors in this offering. This risk factor should also highlight that the transaction services agreements poses the same risk.

Transaction Services Agreement, page 173

80.   Clarify how the manager will contract to perform transactions services "on an arm's-length basis…"

Secondment of Our Chief Executive Officer and Chief Financial Officer, page 173

81.   Revise to clarify, in everyday language, what you mean by "second" and explain the significance of this to investors in this offering. In addition, clarify what you mean by your CEO being "subject" to the company's board of directors in light of the fact that he will be an employee of the manager and paid by the manager. Clarify whether the board will have to power to unilaterally remove the CEO.

Acquisition and Disposition Opportunities, page 173

82.   Revise here and in the appropriate risk factor to discuss the potential conflict of interest that the CEO alone may notify the company that an acquisition opportunity pursued by the manager "does not meet the company's acquisition criteria" and therefore does not need to be presented to the board of directors.

Termination of Management Services Agreement, page 174

83.   Revise to clarify whether or not payment obligations to Compass Group Investments and its affiliates will survive termination of the management services agreement, pursuant to the management services agreement, offsetting management services agreements, transaction services agreement or related instruments, Also disclose clearly whether or not there are any termination payment or similar payment obligations to Compass Group Investments and its affiliates. In this regard we note disclosure under Supplemental Put Agreement on page 198.

Reimbursement of Expenses, page 174

84.   Revise to disclose clearly who will determine whether expenses will constitute non-reimbursable "overhead" and what criteria they will use to make this determination.

Management Fee, page 175

85.   Revise to clarify how the management fee and the profit allocation operate by providing tabular disclosure of representative examples based on the amounts as they would be calculated as of the most recent practicable date. In connection with this revision, consider revising to move the example you provide at page 189 into this discussion so that they intra-group payments discussions will be combined in a single location.

86.   Additionally, considering the significance of the offsetting management services agreements and transaction services agreements, revise under Management's Discussion and Analysis to discuss and analyze historical and expected payments under the agreements, including those between your operating subsidiaries and Compass Group Investments and its affiliates, which you describe at pages 172-173 and elsewhere. To aid investors in evaluating these payments, provide tabular disclosure for each of your four operating subsidiaries. See Section III.A of SEC Release No. 33-8350.

87.   Also revise to clarify how the supplemental put price operates and to clarify the significance of the discussion of the put at page 198 and elsewhere by providing tabular disclosure of representative examples based on the out price calculated as of the most recent practicable date.

Principal Shareholders/ Security Ownership of Directors and Executive Officers, page 176

88.   Revise to disclose clearly which natural persons hold voting and investment control of the shares to be held by Compass Group Investments, Inc.

Certain Relationships and Related Party Transactions, page 178

Pharos, page 180

89.   Revise your statement that "Pharos is owned and controlled by certain employees of our manager" to identify your chief executive officer, Mr. Massoud, clearly. In this regard, we note your disclosure in note (5) on page 176. Also revise elsewhere as appropriate to replace similar vague references to "certain employees" and "members of our management team" with disclosure clearly identifying the persons.

Agreements Among CGI Affiliated Entities, page 180

90.   File these agreements as exhibits. See Item 601(b)(10) of Regulation S-K. In this regard, your exhibits index indicates that you do not plan to file any loan agreements, offsetting management services agreements or transaction services agreements as exhibits, although your discussion under Management Services Agreement at page 172 and elsewhere indicates that they are material agreements. Also, regarding the offsetting management services agreements, for example, since actual agreements exist, it is not appropriate to file only a form of agreement, as you suggest in the second paragraph on page 182, unless you clearly disclose that there are no material terms that differ from that form.

Description of Shares, page 184

General, page 184

91.   Revise to discuss how Compass Diversified Trust and Compass Group Diversified Holdings LLC involve rights that differ from those of Delaware corporations and confirm in your response letter that you have disclosed all material differences. In this regard we note, for example, your disclosure at the bottom of page 21 that "our trust agreement gives broad authority and discretion to our board of directors and eliminates or reduces many of the fiduciary duties that our board of directors otherwise would owe to you." Also revise as appropriate to identify clearly and prominently the fiduciary duties that you have reduced or eliminated.

Distribution, page 185

General, page 185

92.   Revise to clarify whether distributions will be paid to holders of management and non-management interests in the company.

Manager's Profit Allocation, page 185

93.   Clarify whether the calculation of the manager's profit allocation will be done prior or following any distribution to holders of interests in the company.

Amendment of the LLC Agreement, page 197

94.   Revise to disclose more clearly whether or not the board of directors of the LLC or any Compass Group Investments affiliates will have the power to amend the LLC agreement or other corporate charter documents without shareholder approval to modify shareholders' voting rights or the distribution provisions described in the prospectus.

Supplemental Put Agreement, page 198

95.   Revise to clarify that you have disclosed all material provisions of the supplemental put agreement. In this regard, your statement that "The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the supplemental put agreement, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part" appears to be an inappropriate disclaimer.

Material U.S. Federal Income Tax Considerations, page 201

Status of the Trust, page 202

96.   Please revise so it is clear from the context why this discussion refers to characterization both as a grantor trust and as a fixed-investment trust. Also revise to disclose more clearly what will be the consequence to shareholders if the trust is not characterized as a grantor trust and if the board dissolves the trust.

Tax Considerations for U.S. Holders, page 203

Allocation of Company Profits and Losses, page 204

97.   Revise to replace your statement that "the company believes" that the LLC agreement allocations "should" have substantial economic effect with an opinion of tax counsel whether or not they "will" have substantial economic effect and clarify what will be the consequences of a contrary determination.

Management Fees and Other Expenses, page 207

98.   Revise to replace your statements that the company "intends" to deduct fees and the company "believes" that it will not be treated as engaged in a trade or business with an opinion of tax counsel whether or not these conclusions "will" apply. Also clarify what will be the consequences to shareholders if the company "deduct[s] such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible." Disclose more clearly what will be the company-level and shareholder-level tax consequences.

Lock-up Agreements, page 215

99.   Disclose how many shares are subject to the lock-up.

Legal Matters, page 218

100.   Revise to make clear that Sutherland Asbill & Brennan is also providing its tax opinion on the material tax consequences to investors.

Financial Statements, page F-1

General

101.   With respect to each entity, please disclose in quantified detail the nature of any shared expenses and your policies for allocating them. In this regard, tell us the amount of management fee expense charged to CGI during each of the past three years and how this was allocated among the companies. Refer to the guidance in SAB Topic 1:B.

Compass Diversified Trust

Note B – Summary of Significant Accounting Policies

[1] Principles of Consolidation, page F-9

102.   Disclose and explain to us the basis in GAAP for Compass Diversified Trust consolidating Compass Group Diversified Holdings, LLC. Explain the basis for the Trust's control over the Company.

103.   Disclose and explain to us why minority interest does not appear on the balance sheet of the Trust.

Crosman Acquisition Corporation and Subsidiaries Financial Statements and Notes For the Year Ended December 31, 2004

Note 7. Investment, page F-53

104.   We note your account for your 50% member interests in Diablo Marketing, LLC (d/b/a Game Face Paintball), or "GFP" under the equity method of accounting. We also note from page 145 that GFP's operations has been integrated into Crosman's operations. In light of your guarantee of the equity investee's long term debt and the various selling and administrative functions Crosman performed for its investee, please explain to us your consideration of the guidance in Fin 46R when determining whether Crosman should consolidate GFP.

Note 14. Commitment and Contingencies, page F-61

105.   Please expand your disclosures within Note 14, Note 12 on page F-80, and in MD&A to fully comply with the disclosure requirements of paragraph 10 of SFAS No. 5, SOP 96-1, and SAB Topic 5:Y.

Compass AC Holdings, Inc. Financial Statements and Notes

106.   Refer to Sale and Leaseback of Building in Note 3. Addressing the relevant accounting literature, tell us and disclose your accounting for the sale and leaseback transaction of the building.

Silvue Technologies Group, Inc. and Subsidiaries Financial Statements and Notes For the Year Ended December 31, 2004

General

107.   Explain to us why you did not provide financial statements for the year ended 2002 or revise.

Note J. Capital Stock, page F-118

108.   Disclose the terms of the convertible features of the series A Convertible Preferred Stock consistent with your disclosures on page 162 and elsewhere in the filing.

Part II – Information not Required in the Prospectus, page II-1

109.   Please revise to have your principal accounting officer sign the registration statement and revise the titles of the persons signing the registration statement as appropriate to indicate each capacity in which they are signing. See Instructions 1 and 2 to Signatures in Form S-1.

* * * * *

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director